Exhibit 99.6

Michael Sacks

January 31, 2014

Centric Capital Ventures LLC

650 Park Avenue, Apartment 7F

New York, New York 10065

Re:  Assignment of Rights

Dear Sirs:

Reference is made to the Equalization Agreement, dated as of January 31, 2014, by and among Michael Sacks (“Sacks”), The Punch Trust, IPMD GmbH and Melmed Holdings AG (the “Equalization Agreement”).

For the sum of $1.00 and such other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Sacks hereby assigns and conveys to Centric Capital Ventures LLC all of Sacks’ right, title and interest in, to and under the Equalization Agreement.

Sacks agrees to take any further action necessary or desirable to carry out the purposes of this assignment.

Sincerely,

/s/ Michael Sacks

Michael Sacks

Acknowledged and Agreed

Centric Capital Ventures LLC

By:	/s/ Bradley Sacks

By Bradley J. Sacks, Managing Member